# Well Water Finders, Inc.

Financial Statements

December 31, 2023 and 2022



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

**WELL WATER FINDERS, INC.**

Table of Contents

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Owners
Well Water Finders, Inc.
Meridian, Texas

We have reviewed the accompanying financial statements of Well Water Finders, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, owners' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

February 14, 2024
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

# WELL WATER FINDERS, INC.

Balance Sheets
December 31, 2023 and 2022

|  | 2023 | 2022 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash | $ 115,377 | $ 39,007 |
| Accounts receivable | 548 | - |
| Due from stockholders | 25,769 | 23,274 |
| Total current assets | 141,694 | 62,281 |
| Patent, net | 1,492 | - |
| Total assets | $ 143,186 | $ 62,281 |
| **Liabilities and Owners' Equity** | | |
| Current liabilities: | | |
| Accrued expenses | $ 517 | $ 710 |
| Deferred revenue | - | 1,609 |
| Income tax payable | 2,000 | - |
| Total liabilities | 2,517 | 2,319 |
| Owners' equity: | | |
| Members' equity | - | 59,962 |
| Common stock $0.001 par value; 15,000,000 shares authorized; 7,800,000 issued and outstanding as of December 31, 2023 | 7,800 | - |
| Additional paid-in capital | 117,228 | - |
| Retained earnings | 15,641 | - |
| Total owners' equity | 140,669 | 59,962 |
| Total liabilities and owners' equity | $ 143,186 | $ 62,281 |

See independent accountant's review report and accompanying notes to financial statements.

# WELL WATER FINDERS, INC.

Statements of Operations
For the Years Ended December 31, 2023 and 2022

|  | 2023 | 2022 |
|---|---|---|
| Revenue | $ 106,836 | $ 67,658 |
| Operating expenses | 26,147 | 17,096 |
| Operating income | 80,689 | 50,562 |
| Other income | 18 | 20 |
| Net Income | $ 80,707 | $ 50,582 |

See independent accountant's review report and accompanying notes to financial statements.

## WELL WATER FINDERS, INC.

### Statements of Owners' Equity
For the Years Ended December 31, 2023 and 2022

| | Common Stock | Additional Paid-in capital | Retained Earnings | Members' Equity | Total |
|---|---|---|---|---|---|
| Balance January 1, 2022 | $ - | $ - | $ - | $ 4,380 | $ 4,380 |
| Contributions | - | - | - | 5,000 | 5,000 |
| Net income | - | - | - | 50,582 | 50,582 |
| Balance December 31, 2022 | - | - | - | 59,962 | 59,962 |
| Net income prior to C-Corp conversion | - | - | - | 65,066 | 65,066 |
| Conversion to C-Corp | 7,800 | 117,228 | - | (125,028) | - |
| Net income after C-Corp conversion | - | - | 15,641 | - | 15,641 |
| Balance December 31, 2023 | $ 7,800 | $ 117,228 | $ 15,641 | $ - | $ 140,669 |

See independent accountant's review report and accompanying notes to financial statements.

4

**WELL WATER FINDERS, INC.**

Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

|  | 2023 | 2022 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 80,707 | $ 50,582 |
| Adjustments to reconcile net income to net cash from operating activities: | | |
| Amortization | 8 | - |
| Change in operating assets and liabilities: | | |
| Accounts receivable | (548) | - |
| Accrued expenses | (193) | 516 |
| Deferred revenue | (1,609) | 1,609 |
| Income tax payable | 2,000 | - |
| Net cash provided by operating activities | 80,365 | 52,707 |
| | | |
| Cash flows from investing activities: | | |
| Payments for purchase of patent | (1,500) | - |
| Due from stockholders | (2,495) | (19,386) |
| Net cash used in investing activities | (3,995) | (19,386) |
| | | |
| Cash flows provided by financing activities: | | |
| Contributions from members | - | 5,000 |
| | | |
| Net change in cash | 76,370 | 38,321 |
| | | |
| Cash - beginning of year | 39,007 | 686 |
| | | |
| Cash - end of year | $ 115,377 | $ 39,007 |

See independent accountant's review report and accompanying notes to financial statements.

**WELL WATER FINDERS, INC.**

Notes to Financial Statements

## 1. Summary of Significant Accounting Policies:

**Nature of Business:** Well Water Finders, Inc. was incorporated on September 11, 2023 in the state of Texas after being converted from Well Water Finders, LLC, a Limited Liability Company in the state of Texas formed on October 30, 2020. The financial statements of Well Water Finders, Inc., (which may be referred to as "WWF" or the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Meridian, Texas. Well Water Finders is a groundwater location technology company focusing on developing and manufacturing equipment to map the depth, location, and activity of groundwater. The patented WWF technology allows users to determine the presence of groundwater before making important business decisions in agriculture, real estate and municipal development. These decisions include determining the best depth and location to extract groundwater; and also determining the best location to funnel harvested water down towards aquifers for a goal of replenishing depleted aquifers.

**Basis of Presentation:** The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

**Use of Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash:** Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable:** Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management closely monitors outstanding balances and provides for uncollectible amounts through a charge to earnings and a credit to an allowance for credit losses. Balances that are still outstanding after management has used reasonable collection efforts are written off.

In estimating the allowance for credit losses, the Company performs an annual analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and supportable expectation of future conditions. As of December 31, 2023 and 2022, management determined there was no need for an allowance for credit losses.

1.      **Summary of Significant Accounting Policies, Continued:**

**Patent:**  In December 2023, the Company purchased US Patent #10830915 for $1,500 from EM Locator Technology, Inc., a company co-owned by the founders of Well Water Finders, Inc. The patent is in effect for the next 15 years and is being amortized at $100 per year for the next 15 years.  Accumulated amortization and amortization expense totaled $8 as of and for the year ended December 31, 2023.

**Revenue Recognition:**  The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects 50% of revenue upon the customer executing the service contract and records this amount as deferred revenue. The Company then collects the remaining 50% of revenue when the service has been performed and the Company has fulfilled all its performance obligations.  These amounts are recognized ratably over the term of the service contract.

The Company's revenue is earned by performing groundwater surveys on customers' land to determine the depth and volume of groundwater. The engagement consists of reviewing local drilling records, performing an on-site survey (or surveys) using our equipment, then publishing a final report with the results and answering any questions from the client and/or possible questions from the water well driller.

There were no contract assets at December 31, 2023 or 2022 or January 1, 2022. Contract liabilities include deferred revenue related to payments received on contracts in advance of performance obligations being satisfied. There were no contract liabilities at December 31, 2023 or January 1, 2022.  Contract liabilities totaled $1,609 at December 31, 2022. Accounts receivable totaled $548 December 31, 2023.   There was no accounts receivable balance at December 31, 2022 or January 1, 2022.

**Income Taxes:**  Well Water Finders, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

1. **Summary of Significant Accounting Policies, Continued:**

**Advertising:** The Company expenses advertising costs as incurred. Advertising expenses totaled $2,338 for 2023 and $1,765 for 2022.

**Adoption of Accounting Standards:** In June 2016, the FASB issued Accounting Standard Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326),* which replaced the incurred loss methodology for estimating credit losses with the current expected credit loss ("CECL") model to estimate credit losses for most financial assets held at amortized cost. The new model requires entities consider a wide range of information when estimating credit losses, including historical loss information, current conditions, and reasonable and supportable forecasts. Under the CECL model, the allowance for credit losses on financial assets reflects management's estimate of credit losses over the remaining expected life of the assets.

The Company adopted the new standard effective January 1, 2023, using the modified retrospective method, with a cumulative-effect adjustment to the opening balance of stockholders' equity as of the date of adoption. The adoption of the new standard did not have a material effect on the Company's financial statements.

**Subsequent Events:** Management has evaluated subsequent events through February 14, 2024, the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. **Due from Stockholders:**

As of December 31, 2023 and 2022, the Company had outstanding balances due from its stockholders totaling $25,769 and $23,274 at December 31, 2023 and 2022, respectively. These amounts did not bear interest and were repaid in full as of the date of this report.

3. **Owners' Equity:**

Effective September 11, 2023, the Company converted to a C corporation. The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.001 per share. As of December 31, 2023, 7,800,000 shares of common stock are issued and outstanding. Prior to September 2023, the Company operated as a limited liability company governed by an operating agreement.

4.      **Income Taxes:**

Income taxes prior to the C corporation conversion, are the responsibility of the LLC members. The federal income tax liability for Well Water Finders, Inc. beginning after September 11, 2023, has been estimated and recorded as a liability for $2,000. The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions. The income tax provision for 2023 is considered immaterial to the financial statements.